Highlands REIT, Inc.

2809 Butterfield Road, Suite 360

Oak Brook, Illinois 60523

April 13, 2016

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549-4628

Attention:	Tom Kluck

    Legal Branch Chief, Office of Real Estate and Commodities

Re:	Highlands REIT, Inc.

    Form 10-12G/A

    Filed April 13, 2016

    File No. 000-55580

Dear Mr. Kluck:

We hereby request the acceleration of the effective date of the above-referenced Registration Statement on Form 10 of Highlands REIT, Inc. (the “Company”) so that it may become effective at 4:00 p.m., Eastern Time, on April 14, 2016 or as soon as possible thereafter.

We request that we be notified of such effectiveness by a telephone call to Cathy A. Birkeland of Latham & Watkins LLP, the Company’s counsel, at (312) 876-7681.

In connection with this request, we acknowledge the following:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows.]

Sincerely,

HIGHLANDS REIT, INC.

By:	/s/ Richard Vance
Name:	Richard Vance
Title:	President and Chief Executive Officer